MOVE, INC.

January 23, 2008

Ms. Linda Van Doorn
Senior Assistant Chief Accountant
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

RE:	Move, Inc.
File No. 001-32365
Form 10-K for the year ended December 31, 2006
Dear Ms. Van Doorn:
We are in receipt of your letter of December 19, and submit the following responses to your comments and questions.
Report Of Independent Registered Public Accounting Firm, page 44
1.	Tell us how you considered Item 302 of Regulation S-T. Confirm that a manually signed audit opinion has been received from the independent registered public accounting firm and include the signature designation in future filings.

We confirm to the staff that we have on file a manually signed audit opinion from our independent registered public accounting firm, Ernst & Young LLP. The omission of the “/s/ Ernst & Young LLP” from the opinion on page 44 was an error that occurred when typesetting our Annual Form 10-K at our printing company. We will include this designation in all future filings.
Consolidated Statements of Cash Flows, page 48
2.	We note you have separately presented net cash provided by discontinued operations with the operating section of your statement of cash flows. Please clarify how you have treated the cash flows from investing and financing activities for your discontinued operations and tell us how your treatment is consistent with SFAS 95.

As noted by the staff, the Company has presented the net cash flows from discontinued operations as one line item within the operating section of our consolidated statements of cash flows for the years ended December 31, 2004 and 2005. The net cash flows from discontinued operations that are presented for the years ended December 31, 2004 and 2005, include the operating results from the discontinued operations as well as reconciling items consistent with the indirect method of calculating cash flows from operations as described in Statement of Financial Accounting Standards No. 95, Statement of Cash Flows (SFAS 95). Included within the net cash provided by discontinued operations for the years ended December 31, 2004 and 2005 are the proceeds from the sale of our discontinued operations, as disclosed in Note 3 to our consolidated financial statements. Also included, net, within the line item for the year ended December 31, 2004 is our cash flows for the purchase of property and equipment related to the discontinued operations. The purchases of property and equipment for 2004 were not material.

The cash flows for discontinued operations were separately presented so as to provide the financial statement reader an idea of what the true cash flows were for our continuing operations and to provide comparability between years. The Company believed at the time that the Form 10-K for the year ended December 31, 2004 was prepared and filed, that the net presentation was appropriate. The Company notes that at that time there was diversity in practice on the presentation of discontinued operations in the statement of cash flows. This diversity is evidenced by remarks made by the staff at the December 2005 AICPA National Conference on Current SEC and PCAOB Developments and with the AICPA’s Center for Public Company Audit Firms February 2006 release of Alert #90, SEC Staff Position Regarding Changes to the Statement of Cash Flows Relating to Discontinued Operations.

The Company acknowledges that these subsequent viewpoints would suggest that the presentation of all cash flows related to discontinued operations in a single line item within the operating section of the consolidated statement of cash flows may not be appropriate. Specifically, the investing and financing activities should be segregated and separately presented in those respective sections of the consolidated statement of cash flows. As it relates to the Company, this would mean that the proceeds from the sale of the discontinued operations and purchases of property and equipment should instead be presented within the investing section of the consolidated statement of cash flows. Presented below are excerpts of the consolidated cash flow statements for the year ended December 31, 2004 as originally presented and revised, to reflect the reclassification of investing activities associated with the discontinued operations from the operating to investing sections.

Move, Inc.
Condensed Consolidated Statement of Cash Flows
(in thousands)

	Year ended	Year ended
	December	December
	31, 2004	31, 2004

	As
	Reported	Revised

Net cash provided by continued operations	9,619	9,619

Net cash provided by discontinued operations	9,914	1,014

Net cash provided by operating activities	19,533	10,633

Cash flows from investing activities:
Purchases of property and equipment	(3,716)	(3,716)
Proceeds from sale of fixed assets	6,737	6,737
Maturities of short-term investments	1,000	1,000
Purchases of short term investments	(24,465)	(24,465)

Net cash used in investing activities by continued operations	(20,444)	(20,444)

Net cash provided by investing activities by discontinued operations	—	8,900

Net cash used in investing activities	(20,444)	(11,544)

Cash flows from financing activities:
Proceeds from exercise of stock options and warrants and share issuances under employee stock purchase plan	3,866	3,866
Payment on capital leases	(2,079)	(2,079)

Net cash provided by financing activities by continued operations	1,787	1,787

Change in cash and cash equivalents	876	876
Cash and cash equivalents, beginning of period	13,942	13,942

Cash and cash equivalents, end of period	$14,818	$14,818

(It should be noted that the entire $855 presented as “net cash from discontinued operations” for the year ended December 31, 2005, should be reclassified under Investing activities.)

We do not believe that the manner in which we originally presented discontinued operations within the statement of cash flows is misleading, especially when the financial statements and related notes are taken as a whole. Specifically, the operating and investing components of the discontinued operations can be found in the consolidated statements of operations and Note 3 to our consolidated financial statements. These items present the operating results, gain on sale and the proceeds from the sale of the discontinued operations. Therefore we believe a reasonable reader of the financial statements would be able to deduce the investing components related to investing activities, even though they might not have been separately presented.

Given the expected February 29, 2008 filing of our next Form 10-K for the year ended December 31, 2007, we suggest that we will reclassify the investing activities related to the discontinued operations from the operating section to the investing section of the statement of cash flows in the document for the affected periods.
The Company acknowledges that we are responsible for the adequacy and accuracy of the disclosures in the filings and this is a matter we take very seriously. We also acknowledge that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We appreciate the Commission allowing us additional time to submit our responses. If you have further questions or comments after reviewing our responses, we will make ourselves available to address them. You may contact me at (805) 557-2426.

Sincerely,
/s/ Lewis R. Belote, III

Lewis R. Belote, III Chief Financial Officer

cc: Wilson K. Lee